

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 01, 2019

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended June 30, 2019. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated August 01, 2019: Urban One, Inc. Reports Second Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

<p align="center">__SIGNATURE__</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

August 05, 2019

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

August 1, 2019

FOR IMMEDIATE RELEASE

Washington, DC

Contact: Peter D. Thompson, EVP and CFO

(301) 429-4638

URBAN ONE, INC. REPORTS SECOND QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended June 30, 2019. Net revenue was approximately $121.6 million, an increase of 5.5% from the same period in 2018. Broadcast and digital operating income[1] was approximately $46.3 million, an increase of 4.5% from the same period in 2018. The Company reported operating income of approximately $30.5 million for the three months ended June 30, 2019, compared to approximately $24.8 million for the same period in 2018. Net income was approximately $6.6 million or $0.15 per share (basic) compared to net income of approximately $23.6 million or $0.51 per share (basic) for the same period in 2018. Adjusted EBITDA[2] was approximately $41.1 million for the three months ended June 30, 2019, compared to approximately $39.0 million for the same period in 2018.

Alfred C. Liggins, III, Urban One's CEO and President stated, "We had a very strong quarter from an advertising revenue standpoint: radio advertising was up 6.8%, TV advertising was up 9.4%, and digital was up 16.8%. Our radio division is also pacing up approximately 8% for the third quarter, with robust demand for national business in our larger markets. We had a tough comp on TV affiliate fees, due to a $2.0 million one-time MVPD settlement in Q2 of 2018. Our digital division continued their turn-around from 2018, with positive Adjusted EBITDA for the quarter and year-to-date. Reach Media benefited from another successful cruise event, with the Tom Joyner Fantastic Voyage posting 12% year over year revenue growth. On the Cable TV business, as anticipated, we invested some additional programing and marketing expenses related to the DL Hughley Show as we continue to create and promote engaging new content. Overall, I am happy with our progress this quarter, and believe we can carry this positive momentum into the second half of the year."

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RESULTS
OF
OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
STATEMENT OF OPERATIONS	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 121,571	$ 115,206	$ 220,020	$ 214,827
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	30,497	30,375	61,427	62,522
Selling, general and administrative, excluding stock-based compensation	44,730	40,490	77,758	75,467
Corporate selling, general and administrative, excluding stock-based compensation	8,214	10,155	17,803	19,117
Stock-based compensation	200	1,125	711	2,501
Depreciation and amortization	3,584	8,248	11,858	16,536
Impairment of long-lived assets	3,800	-	3,800	6,556
Total operating expenses	91,025	90,393	173,357	182,699
Operating income	30,546	24,813	46,663	32,128
INTEREST INCOME	63	17	86	161
INTEREST EXPENSE	22,003	19,155	44,154	38,436
GAIN ON RETIREMENT OF DEBT	-	(626)	-	(865)
OTHER INCOME, net	(1,649)	(2,014)	(3,370)	(3,915)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	10,255	8,315	5,965	(1,367)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	3,118	(15,581)	5,366	(2,741)
CONSOLIDATED NET INCOME	7,137	23,896	599	1,374
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	546	306	671	339
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 6,591	$ 23,590	$ (72)	$ 1,035
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 6,591	$ 23,590	$ (72)	$ 1,035
Weighted average shares outstanding - basic[3]	45,061,821	46,033,402	45,175,521	46,321,633
Weighted average shares outstanding - diluted[4]	45,701,655	48,438,693	45,175,521	48,777,798

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	Three Months Ended June 30,				Six Months Ended June 30,			
	2019		2018		2019		2018	
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)		(unaudited)		(unaudited)	
	(in thousands, except per share data)				(in thousands, except per share data)			
Consolidated net income (loss) attributable to common stockholders (basic)	$	0.15	$	0.51	$	(0.00)	$	0.02
Consolidated net income (loss) attributable to common stockholders (diluted)	$	0.14	$	0.49	$	(0.00)	$	0.02
SELECTED OTHER DATA								
Broadcast and digital operating income [1]	$	46,344	$	44,341	$	80,835	$	76,838
Broadcast and digital operating income margin (% of net revenue)		38.1%		38.5%		36.7%		35.8%
Broadcast and digital operating income reconciliation:								
Consolidated net income (loss) attributable to common stockholders	$	6,591	$	23,590	$	(72)	$	1,035
Add back non-broadcast and digital operating income items included in consolidated net income (loss):								
Interest income		(63)		(17)		(86)		(161)
Interest expense		22,003		19,155		44,154		38,436
Provision for (benefit from) income taxes		3,118		(15,581)		5,366		(2,741)
Corporate selling, general and administrative expenses		8,214		10,155		17,803		19,117
Stock-based compensation		200		1,125		711		2,501
Gain on retirement of debt		-		(626)		-		(865)
Other income, net		(1,649)		(2,014)		(3,370)		(3,915)
Depreciation and amortization		3,584		8,248		11,858		16,536
Noncontrolling interest in income of subsidiaries		546		306		671		339
Impairment of long-lived assets		3,800		-		3,800		6,556
Broadcast and digital operating income	$	46,344	$	44,341	$	80,835	$	76,838
Adjusted EBITDA[2]	$	41,055	$	38,987	$	70,092	$	67,476
Adjusted EBITDA reconciliation:								
Consolidated net income (loss) attributable to common stockholders:	$	6,591	$	23,590	$	(72)	$	1,035
Interest income		(63)		(17)		(86)		(161)
Interest expense		22,003		19,155		44,154		38,436
Provision for (benefit from) income taxes		3,118		(15,581)		5,366		(2,741)
Depreciation and amortization		3,584		8,248		11,858		16,536
EBITDA	$	35,233	$	35,395	$	61,220	$	53,105
Stock-based compensation		200		1,125		711		2,501
Gain on retirement of debt		-		(626)		-		(865)
Other income, net		(1,649)		(2,014)		(3,370)		(3,915)
Noncontrolling interest in income of subsidiaries		546		306		671		339
Employment Agreement Award, incentive plan award expenses and other compensation		806		2,285		2,713		3,873
Contingent consideration from acquisition		90		(79)		167		1,451
Severance-related costs		401		801		822		999
Cost method investment income from MGM National Harbor		1,628		1,794		3,358		3,432
Impairment of long-lived assets		3,800		-		3,800		6,556
Adjusted EBITDA	$	41,055	$	38,987	$	70,092	$	67,476

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	June 30, 2019	December 31, 2018
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 15,331	$ 15,890
Intangible assets, net	891,080	916,824
Total assets	1,269,308	1,237,409
Total debt (including current portion, net of original issue discount and issuance costs)	894,596	912,463
Total liabilities	1,076,934	1,048,477
Total stockholders' equity	181,206	178,700
Redeemable noncontrolling interest	11,168	10,232

	June 30, 2019	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $6.1 million (subject to variable rates) *(a)*	$ 316,206	6.44%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $2.9 million (fixed rate)	347,121	7.375%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $4.2 million (fixed rate)	173,608	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $2.4 million (fixed rate)	48,661	11.00%
Asset-backed credit facility (subject to variable rates) (a)	9,000	6.00%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

| | Three Months Ended June 30, | | | |
	2019	2018	$ Change	% Change
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 52,194	$ 48,880	$ 3,314	6.8%
Political Advertising	317	1,182	(865)	-73.2%
Digital Advertising	7,663	6,559	1,104	16.8%
Cable Television Advertising	19,816	18,118	1,698	9.4%
Cable Television Affiliate Fees	26,599	28,020	(1,421)	-5.1%
Event Revenues & Other	14,982	12,447	2,535	20.4%
Net Revenue (as reported)	$ 121,571	$ 115,206	$ 6,365	5.5%

Net revenue increased to approximately $121.6 million for the quarter ended June 30, 2019, from approximately $115.2 million for the same period in 2018. Net revenues from our radio broadcasting segment increased 6.2% compared to the same period in 2018. We experienced net revenue declines most significantly in our Charlotte, Cincinnati, Columbus, and Richmond markets, with our Atlanta, Cleveland, Houston, Raleigh and Washington DC markets experiencing growth for the quarter. We recognized approximately $46.4 million of revenue from our cable television segment during the three months ended June 30, 2019, compared to approximately $46.8 million for the same period in 2018, with an increase primarily in advertising sales, which was offset by a decline in affiliate sales and other revenue. Net revenue from our Reach Media segment increased 14.6% for the quarter ended June 30, 2019, compared to the same period in 2018 due primarily to higher special event revenue. The "Tom Joyner Fantastic Voyage" took place during the second quarters of 2019 and 2018 and generated revenue of approximately $10.4 million and $9.3 million, respectively for Reach Media. In addition, the Tom Joyner One More Time Experience, a multi-city tour event for 2019 added revenue for the quarter. Finally, net revenues for our digital segment increased 17.0% for the three months ended June 30, 2019, compared to the same period in 2018, primarily due to increases in direct and indirect revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $83.4 million for the quarter ended June 30, 2019, up 3.0% from the approximately $81.0 million incurred for the comparable quarter in 2018. The overall operating expense increase was driven primarily by higher selling, general and administrative expenses, due to stronger performance of special events as well as increased expenses for certain marketing campaigns.

Depreciation and amortization expense decreased to approximately $3.6 million for the quarter ended June 30, 2019, compared to approximately $8.2 million for the quarter ended June 30, 2018. The decrease in expense is due to the mix of assets approaching or near the end of their useful lives, most notably the Company's affiliate agreements.

Interest expense increased to approximately $22.0 million for the quarter ended June 30, 2019, compared to approximately $19.2 million for the same period in 2018. During the quarter ended June 30, 2019, the Company recorded interest expense of approximately $1.4 million on its operating leases as a result of adopting ASC 842 on January 1, 2019. The Company made cash interest payments of approximately $24.6 million on its outstanding debt for the quarter ended June 30, 2019, compared to cash interest payments of approximately $19.2 million on its outstanding debt for the quarter ended June 30, 2018. On December 20, 2018, the Company closed on a new $192.0 million unsecured credit facility (the "2018 Credit Facility") and a new $50.0 million loan secured by its interest in the MGM National Harbor Casino (the "MGM National Harbor Loan"). As of June 30, 2019, the Company had approximately $9.0 million in borrowings outstanding on its ABL Facility.

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The gain on retirement of debt of $626,000 for the quarter ended June 30, 2018, was due to the redemption of approximately $14 million of our 2020 Notes at a discount.

The decrease in stock-based compensation for the three months ended June 30, 2019, compared to the same period in 2018, is primarily due to grants and vesting of stock awards for certain executive officers and other management personnel.

The impairment of long-lived assets for the three months ended June 30, 2019, was related to a non-cash impairment charge of approximately $3.8 million associated with our Detroit market radio broadcasting license.

For the three months ended June 30, 2019, we recorded a provision for income taxes of approximately $3.1 million on pre-tax income from continuing operations of approximately $10.3 million, which results in a tax rate of 30.4%. This tax rate is based on an estimated annual effective tax rate of 30.9%. For the three months ended June 30, 2018, we recorded a benefit from income taxes of approximately $15.6 million on pre-tax income from continuing operations of approximately $8.3 million, which results in a tax rate of (187.4)%. This tax rate is based on an estimated annual effective tax rate of (95.0)% and a discrete tax provision benefit adjustment of approximately $3.2 million related to state rate and legislative changes. The Company paid $383,000 and $493,000 in taxes for the quarters ended June 30, 2019 and 2018, respectively.

Other income, net, was approximately $1.6 million and $2.0 million for the quarters ended June 30, 2019 and 2018, respectively. For the three months ended June 30, 2019 and 2018, the Company recognized approximately $1.6 million and $1.8 million, respectively, of cost method investment income from its MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended June 30, 2019, compared to the same period in 2018.

Other pertinent financial information includes capital expenditures of approximately $1.4 million and $1.2 million for the quarters ended June 30, 2019 and 2018, respectively.

During the three months ended June 30, 2019, the Company repurchased 26,171 shares of Class A common stock in the amount of $56,000 and repurchased 899,765 shares of Class D common stock in the amount of approximately $1.8 million. During the three months ended June 30, 2018, the Company repurchased 232 shares of Class A common stock and repurchased 760,113 shares of Class D common stock in the amount of approximately $1.6 million. During the three months ended June 30, 2018, the Company repurchased share-based equity awards in the amount of approximately $1.1 million.

The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended June 30, 2019, the Company executed a Stock Vest Tax Repurchase of 6,368 shares of Class D Common Stock in the amount of $13,000. During the three months ended June 30, 2018, the Company executed a Stock Vest Tax Repurchase of 10,646 shares of Class D Common Stock in the amount of $22,000.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and six months ended June 30, 2019 and 2018 are included.

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| | | | Three Months Ended June 30, 2019 | | | |
| | | | (in thousands, unaudited) | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 121,571	$ 49,312	18,770	7,673	46,430	(614)
OPERATING EXPENSES:						
Programming and technical	30,497	10,124	4,015	2,642	14,156	(440)
Selling, general and administrative	44,730	20,548	10,762	4,440	8,994	(14)
Corporate selling, general and administrative	8,214	-	656	1	1,733	5,824
Stock-based compensation	200	93	6	11	3	87
Depreciation and amortization	3,584	851	59	460	1,901	313
Impairment of long-lived assets	3,800	3,800	-	-	-	-
Total operating expenses	91,025	35,416	15,498	7,554	26,787	5,770
Operating income (loss)	30,546	13,896	3,272	119	19,643	(6,384)
INTEREST INCOME	63	-	-	-	-	63
INTEREST EXPENSE	22,003	1,196	77	71	2,220	18,439
OTHER INCOME, net	(1,649)	(1)	-	-	-	(1,648)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	10,255	12,701	3,195	48	17,423	(23,112)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	3,118	3,260	745	-	4,369	(5,256)
CONSOLIDATED NET INCOME (LOSS)	7,137	9,441	2,450	48	13,054	(17,856)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	546	-	-	-	-	546
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 6,591	$ 9,441	$ 2,450	$ 48	$ 13,054	$ (18,402)
Adjusted EBITDA[2]	$ 41,055	$ 18,775	$ 3,337	$ 719	$ 21,658	$ (3,434)

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| | | Three Months Ended June 30, 2018 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 115,206	$ 46,452	$ 16,380	$ 6,559	$ 46,828	$ (1,013)
OPERATING EXPENSES:						
Programming and technical	30,375	9,868	4,249	3,354	13,094	(190)
Selling, general and administrative	40,490	18,973	9,415	5,652	7,288	(838)
Corporate selling, general and administrative	10,155	-	782	4	2,228	7,141
Stock-based compensation	1,125	134	12	13	-	966
Depreciation and amortization	8,248	848	63	477	6,556	304
Total operating expenses	90,393	29,823	14,521	9,500	29,166	7,383
Operating income (loss)	24,813	16,629	1,859	(2,941)	17,662	(8,396)
INTEREST INCOME	17	-	-	-	-	17
INTEREST EXPENSE	19,155	351	-	-	1,919	16,885
GAIN ON RETIREMENT OF DEBT	(626)	-	-	-	-	(626)
OTHER INCOME, net	(2,014)	(220)	-	-	-	(1,794)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	8,315	16,498	1,859	(2,941)	15,743	(22,844)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(15,581)	4,047	433	(239)	3,902	(23,724)
CONSOLIDATED NET INCOME (LOSS)	23,896	12,451	1,426	(2,702)	11,841	880
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	306	-	-	-	-	306
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 23,590	$ 12,451	$ 1,426	$ (2,702)	$ 11,841	$ 574
Adjusted EBITDA[2]	$ 38,987	$ 17,818	$ 1,934	$ (2,435)	$ 25,005	$ (3,335)

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| | | | | | Six Months Ended June 30, 2019 | | | | | |
| | | | | | (in thousands, unaudited) | | | | | |

	Consolidated		Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:							
NET REVENUE	$	220,020	$ 86,061	25,743	15,110	94,253	(1,147)
OPERATING EXPENSES:							
Programming and technical		61,427	19,820	8,080	5,538	28,906	(917)
Selling, general and administrative		77,758	37,644	12,301	9,071	18,807	(65)
Corporate selling, general and administrative		17,803	-	1,390	1	3,142	13,270
Stock-based compensation		711	188	20	28	8	467
Depreciation and amortization		11,858	1,719	118	921	8,477	623
Impairment of long-lived assets		3,800	3,800	-	-	-	-
Total operating expenses		173,357	63,171	21,909	15,559	59,340	13,378
Operating income (loss)		46,663	22,890	3,834	(449)	34,913	(14,525)
INTEREST INCOME		86	-	-	-	-	86
INTEREST EXPENSE		44,154	2,390	153	142	4,337	37,132
OTHER INCOME, net		(3,370)	2	-	-	-	(3,372)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries		5,965	20,498	3,681	(591)	30,576	(48,199)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		5,366	5,253	858	2	7,667	(8,414)
CONSOLIDATED NET INCOME (LOSS)		599	15,245	2,823	(593)	22,909	(39,785)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		671	-	-	-	-	671
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(72)	$ 15,245	$ 2,823	$ (593)	$ 22,909	$ (40,456)
Adjusted EBITDA[2]	$	70,092	$ 28,899	$ 3,990	$ 892	$ 43,524	$ (7,213)

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	Six Months Ended June 30, 2018 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 214,827	$ 85,965	$ 22,899	$ 14,705	$ 93,014	$ (1,756)
OPERATING EXPENSES:						
Programming and technical	62,522	19,511	8,535	6,833	27,906	(263)
Selling, general and administrative	75,467	36,393	10,855	12,557	17,172	(1,510)
Corporate selling, general and administrative	19,117	-	1,540	5	4,195	13,377
Stock-based compensation	2,501	312	29	72	3	2,085
Depreciation and amortization	16,536	1,718	126	953	13,113	626
Impairment of long-lived assets	6,556	6,556	-	-	-	-
Total operating expenses	182,699	64,490	21,085	20,420	62,389	14,315
Operating income (loss)	32,128	21,475	1,814	(5,715)	30,625	(16,071)
INTEREST INCOME	161	-	-	-	-	161
INTEREST EXPENSE	38,436	688	-	-	3,838	33,910
GAIN ON RETIREMENT OF DEBT	(865)	-	-	-	-	(865)
OTHER INCOME, net	(3,915)	(438)	-	-	-	(3,477)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(1,367)	21,225	1,814	(5,715)	26,787	(45,478)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,741)	5,163	483	(747)	6,606	(14,246)
CONSOLIDATED NET INCOME (LOSS)	1,374	16,062	1,331	(4,968)	20,181	(31,232)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	339	-	-	-	-	339
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,035	$ 16,062	$ 1,331	$ (4,968)	$ 20,181	$ (31,571)
Adjusted EBITDA[2]	$ 67,476	$ 30,424	$ 1,969	$ (3,131)	$ 44,925	$ (6,711)

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Urban One, Inc. will hold a conference call to discuss its results for the second fiscal quarter of 2019. The conference call is scheduled for Thursday, August 01, 2019 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-230-1059; international callers may dial direct (+1) 612-234-9959.

A replay of the conference call will be available from 12:00 p.m. EDT August 01, 2019 until 11:59 a.m. EDT August 08, 2019. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 469279.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, **Urban One** currently owns and/or operates 60 broadcast stations (including all HD stations, translator stations and the low power television station we operate) branded under the tradename "Radio One" in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc** (blackamericaweb.com), the Company also operates syndicated programming including *the Tom Joyner Morning Show, the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended June 30, 2019 and 2018, Urban One had 45,061,821 and 46,033,402 shares of common stock outstanding on a weighted average basis (basic), respectively. For the six months ended June 30, 2019 and 2018, Urban One had 45,175,521 and 46,321,633 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended June 30, 2019 and 2018, Urban One had 45,701,655 and 48,438,693 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the six months ended June 30, 2019 and 2018, Urban One had 45,175,521 and 48,777,798 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.